Exhibit 99.5

CHINA PETROLEUM & CHEMICAL CORPORARION
(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 0386)

Proxy Form for the Annual General Meeting for the Year 2015

Number of Shares related to this proxy form(Note 1)

I (We)(note 2)

of

being the holder(s) of
H Share(s)/A Share(s)(note 3) of RMB1.00 each of China Petroleum & Chemical Corporation (“Sinopec Corp.” or “Company”) now

appoint(note 4)

(I.D. No.:__________________________of:__________________________Tel. No.:__________________________)/ the chairman of the meeting as my (our) proxy to attend and vote for me (us) on the following resolutions in accordance with the instruction(s) below and on my (our) behalf at the annual general meeting of Sinopec Corp. for the year 2015 (“AGM”) to be held at 9:00 a.m. on Wednesday, 18 May 2016 at Swissotel Beijing, Hong Kong Macau Center, No. 2 Chaoyangmen North Street, Chaoyang District, Beijing, China, for the purpose of considering and, if thought fit, passing those resolutions as set out in the notice convening the AGM. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.

By way of non-cumulative voting		For(Note 5)	Against(note 5)
1	To consider and approve the Report of the Board of Directors of Sinopec Corp. for the year 2015.
2	To consider and approve the Report of the Board of Supervisors of Sinopec Corp. for the year 2015.
3	To consider and approve the audited financial reports and audited consolidated financial reports of Sinopec Corp. for the year ended 31 December 2015.
4	To consider and approve the profit distribution plan for the year ended 31 December 2015.
5
To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and Pricewaterhouse Coopers as the domestic and overseas auditors of Sinopec Corp. for the year 2016, respectively, and to authorise the Board to determine their remunerations.

6	To authorise the Board of Directors of Sinopec Corp. (the “Board”) to determine the interim profit distribution plan of Sinopec Corp. for the year 2016.
7	To authorise the Board to determine the proposed plan for the issuance of debt financing instrument(s).
8	To grant to the Board a general mandate to issue new domestic shares and/or overseas listed foreign shares of Sinopec Corp.

Date:	2016	Signature(s):	(note 6)

Notes:
1.
Please insert the number of share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of Sinopec Corp. registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.
3.	Please delete as appropriate.
4.
Please insert the name and address of your proxy. If this is left blank, the chairman of the AGM will act as your proxy. One or more proxies, who may not be member(s) of Sinopec Corp., may be appointed to attend and vote in the AGM provided that such proxies must attend the AGM in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

5.
Attention: If you wish to vote FOR any resolution, please indicate with a “F” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “F” in the appropriate space under “Against”. In the absence of any such indication, the proxy may vote or abstain at his discretion. Pursuant to the articles of association of Sinopec Corp., the shares withheld or abstained from voting will not be counted in the calculation of the vote with voting right.

6.
This form of proxy must be signed under hand by you or your attorney duly authorised in writing on your behalf. If the appointor is a legal person, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

7.
In the case of joint holders of shares, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he were solely entitled thereto; but if more than one of such joint holders are present at the meeting in person or by proxy, the vote of the person whose name stands first on the register of members of Sinopec Corp. in respect of such share shall be accepted.

8.
This form of proxy together with the power of attorney or other authorization document(s) which have been notarised must be delivered by the holder of H Shares to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong at least 24 hours before the time designated for the holding of the AGM. If the original copy of this proxy form is not received, the shareholder can be deemed as having not attended the AGM and the relevant proxy form can be deemed as void.